

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

<u>Via E-mail</u>
Mr. Kevin M. Casey
Casey Capital, LLC
112 Route 39 North
Sherman, CT 06784

> **Re: Essex Rental Corp.**
> **Soliciting Materials on Schedule 14A filed by Casey Capital, LLC, et al.**
> **Filed May 20 and 21, 2015**
> **File No. 001-34601**

Dear Mr. Casey:

We have reviewed the above-referenced filings and have the following comments.

1.   Please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief:

- "… Essex's repeated misstatements regarding the validity of Keddie's director nominations."

- "The director nominations made by Lee D. Keddie are valid and in conformity with the Company's Bylaws."

- "Mr. Keddie fully complied with the Company's Bylaws when he submitted his nomination notice on March 31, 2015."

- " … he is unequivocally a stockholder of record entitled to make nominations at Essex's 2015 Annual Meeting of Stockholders."

- "Essex continues to mislead stockholders regarding Keddie's nominations and tells stockholders that votes for our nominees will not be counted."

2.   We note the following statement: "Make no mistake--your vote on Casey Capital's GOLD CARD is being tabulated." In future filings, please refrain from implying that votes for nominees on Casey Capital's gold proxy card will be counted for purposes of determining the outcome of the director election despite the company's position to the contrary. In each instance that you state that votes on Casey Capital's gold proxy card are being "tabulated," please add disclosure to clarify that the company's position is that Mr. Keddie's nominations do not comply with the company's bylaws and the company does not intend to count votes for nominees on the gold proxy card.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        F. Mark Reuter, Esq.
        Keating Muething & Klekamp PLL